N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES RSX ENERGY INC.

CALGARY, Alberta – March 5, 2008 – Talisman Energy Inc. ("Talisman") announced that 51,622,190 common shares ("RSX Shares") of RSX Energy Inc. ("RSX"), representing 93.3% of the outstanding RSX Shares, have been tendered to Talisman's offer to acquire all of the RSX Shares dated January 28, 2008 (the "Offer").  The Offer expired at 3:00 p.m. (Calgary time) on March 4, 2008 and Talisman's subsidiary, Talisman Energy Acquisition Inc. ("TEAI"), has taken up and paid for all of the RSX Shares deposited to the Offer on the basis of $1.70 in cash for every RSX Share.  TEAI has implemented procedures to acquire all remaining RSX Shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta).

TEAI will initiate the process to have RSX cease to be a reporting issuer in all jurisdictions and to have the RSX Shares delisted from the TSX Venture Exchange in due course.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                                            Christopher J. LeGallais
& Investor Communications                                                                                                   Senior Manager, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                           Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                     Email:                       tlm@talisman-energy.com

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